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SI 18005631

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MAR 01 2018

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miura Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Brickell Avenue, Suite 515
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Farid A. Velasquez 305-529-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave, Suite 1800 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Farid A. Velasquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miura Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCO MENDEZ
Notary Public - State of Florida
My Comm. Expires May 16, 2018
Commission # FF 085590

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Miura Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Miura Capital, LLC (a wholly-owned subsidiary of MWM Holdings, S.R.L. (the "Parent") (the "Company") as of December 31, 2017, and the related statement of operation, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Miura Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Miura Capital, LLC's management. Our responsibility is to express an opinion on Miura Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Miura Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Miura Capital, LLC's financial statements. The supplemental information is the responsibility of Miura Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Miura Capital, LLC's auditor since 2007.

Miami, Florida
February 28, 2018

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	1,059,154
Cash at clearing organization		1,056,803
Deposit with clearing organization		100,000
Receivable from clearing organization		598,531
Due from affiliate		189,189
Loan receivable		200,000
Securities owned, at fair value		3,842,229
Income tax receivable		61,453
Prepaid expenses and other assets		36,450
Furniture and equipment, net		114,407
Deferred tax asset		29,918
Deposits		133,318
TOTAL ASSETS	**$**	**7,421,452**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	467,919
TOTAL LIABILITIES		**467,919**
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
MEMBER'S EQUITY		6,953,533
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**7,421,452**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Commissions	$	4,432,112
Administrative fee income		1,393,567
12b-1 fee income		460,086
Interest income		176,953
Other income		163,934
TOTAL REVENUES		6,626,652
EXPENSES		
Salaries, commissions and employee benefits		2,244,393
General and administrative		357,823
Clearing charges		479,334
Occupancy		309,233
Communication expense		249,292
Professional fees		149,480
Depreciation		32,023
License and registration		37,368
Interest expense		27,807
TOTAL EXPENSES		3,886,753
NET INCOME BEFORE INCOME TAX EXPENSE		2,739,899
INCOME TAX EXPENSE		1,046,231
NET INCOME	$	**1,693,668**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	MEMBER'S CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2017	$ 5,260,571	$ 999,294	$ 6,259,865
NET INCOME	-	1,693,668	1,693,668
MEMBER'S DRAW	-	(1,000,000)	(1,000,000)
BALANCES, DECEMBER 31, 2017	**$ 5,260,571**	**$ 1,692,962**	**$ 6,953,533**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,693,668
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	32,023
Deferred taxes	22,746
Deferred rent	10,342
Changes in operating assets and liabilities:	
Cash at clearing organization	(862,701)
Receivable from clearing organization	(279,250)
Securities owned, at fair value	(237,369)
Income tax receivable	(61,453)
Prepaid expenses and other assets	34,896
Deposits	1,011
Accounts payable and accrued expenses	319,721
Income tax payble	(48,504)
TOTAL ADJUSTMENTS	(1,068,538)
NET CASH PROVIDED BY OPERATING ACTIVITIES	625,130
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Loan receivable	(200,000)
Additions to furniture and equipment	(22,368)
NET CASH USED IN INVESTING ACTIVITIES	(222,368)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Member's draw	(1,000,000)
NET DECREASE IN CASH	(597,238)
CASH, AT BEGINNING OF YEAR	1,656,392
CASH, AT END OF YEAR	**$ 1,059,154**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	**$ 27,807**
Income taxes	**$ 1,133,444**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION

Operations

Miura Capital, LLC (the "Company") was organized in the State of Florida in 2007. On July 1, 2015, Murex Capital, LLC filed Articles of Amendments to change its name to Miura Capital, LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L. ("the Parent"), a Barbados company.

The Company has extensive transactions with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among other unrelated parties.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company considers cash to include highly liquid investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2016, the Company maintains cash in the clearing organization amounting to $1,056,803. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2017, the Company had a $598,531 receivable from the clearing organization.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 8 for the effect of the enactment of the Tax Cuts and Jobs Act ("Tax Act") of 2017.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Proprietary security transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Commissions

Commissions and related clearing expenses from corporate bonds, sovereign bonds, OTC and listed securities, options and mutual funds are recorded as earned and incurred on a trade-date basis.

12b-1 Fees

Fees derived from 12b-1 are paid by the fund to the Company to cover distribution expenses which encompass marketing and selling of fund shares and are normally calculated based on a set rate multiplied by the fund balance. 12B-1 fees are earned when received.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Rent

Minimum rent, including fixed escalations, is recorded on a straight-line basis over the lease term. The lease term commences when the Company takes possession of the leased premises and in most cases ends upon expiration of the initial non-cancelable term. When a lease provides for fixed escalations of the minimum rental payments during the lease term, the difference between the recorded straight-line rent and the amount payable under the lease is recognized as deferred rent obligation.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, which is the date the financial statements were issued.

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance form GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's current conclusions.

Lease accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company does not have off balance sheet operating leases; therefore the update will not affect the Company.

3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are summarized as follows at December 31, 2017:

Office equipment	$ 155,103
Furniture and fixtures	132,635
	287,738
Less accumulated depreciation	(173,331)
	$ 114,407

Depreciation expense for the year ended December 31, 2017 was $32,023.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2017, the Company had net capital of $5,875,853 which was $5,775,853 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2017, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.08 to 1.

5. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of the following at December 31, 2017:

Foreign corporate bonds	$ 739,744
Corporate bonds	3,102,485
	$ 3,842,229

6. LOAN RECEIVABLE

On November 3, 2017, the Company and Advisory Investor Services, LLC ("AIS") entered into the Wealth Management Terms and Condition Agreement (the "Agreement"). As part of the Agreement, the Company issued a non-interest bearing forgivable loan for $200,000 to AIS. The Agreement stipulates that if AIS generates $200,000 in wealth management revenues for the Company, the loan will be forgiven. Additionally, if AIS achieves the requisite wealth management revenue and the loan is forgiven, all future revenue from all foregoing profit centers will be shared equally between the Company and AIS. With respect to financial advisor ("FA") commission payout, the Company will receive 10% of FA commission if the FA payout is 90%. If the gross revenue from FA payout is below 90%, the Company will still receive 10% and the difference goes to AIS. As of December 31, 2017, the loan receivable amounted to $200,000.

7. RELATED PARTIES

Revenue

During the year ended December 31, 2017, the Company generated $48,788 of its revenue from transactions with affiliated entities.

Receivable

As of December 31, 2017, the Company had a receivable due from an affiliate for $189,189.

8. INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2017:

Current tax provision:		
Federal	$	882,810
State		140,675
		1,023,485
Deferred tax provision:		
Federal		17,914
State		4,832
		22,746
Total	**$**	**1,046,231**

The actual income tax expense for 2017 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to net income before provision for income tax expense) as follows:

		2017	Tax Rate
Current:			
Federal taxes at statutory rate	$	931,566	34.00%
State income taxes, net of federal tax benefit		97,422	3.56%
Enactment of Tax Act		14,667	0.54%
Other, net		2,576	0.09%
Total	**$**	**1,046,231**	**38.19%**

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. On December 22, 2017, President Trump signed into law the Tax Act. The Tax Act reduces the corporate tax rate to 21 percent from 35 percent beginning with years starting January 1, 2018. Because a change in tax law is accounted for in the period of enactment, the deferred tax assets and liabilities have been remeasured at the newly enacted U.S. corporate rate. The impact of $14,667 has been recognized in the Company's tax expense for the current year.

The Company's deferred tax assets and deferred tax liabilities are as follows as of December 31, 2017:

Deferred tax assets (liabilities):		
Depreciation	$	(26,208)
Start-up costs		46,099
Deferred rent		10,027
	$	**29,918**

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2014.

8. INCOME TAXES

For the year ended December 31, 2017, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

10. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions along with other employee benefits were $249,629 for the year ended December 31, 2017.

11. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make payments under a non-cancelable operating lease for office space in New York through July 2018. During April 2015, the Company subleased this office space under a non-cancelable operating lease through its remaining term. Additionally, during June 2015, the Company entered into two additional non-cancelable lease agreements for office space in New York and Miami through June and May 2020, respectively.

At December 31, 2017, future minimum commitments under the non-cancelable leases are approximately as follows:

Year ending December 31,	
2018	$ 250,000
2019	174,000
2020	74,000
	$ 498,000

Rent expense for the year ended December 31, 2017 was $309,233.

Annual lease payments due to the Company are approximately as follows:

Year ending December 31,	
2018	$ 92,000

Rental income for the year ended December 31, 2017 was $153,274.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

12. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

13. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standards Codification ("ASC"), *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

13. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All US corporate bonds trade in active markets and are classified within Level 2.

Foreign corporate bonds. Foreign corporate bonds are valued based on quoted market prices. All foreign corporate bonds trade in active markets and are classified within Level 2.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2017, for each fair value hierarchy level.

	December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets:				
Foreign corporate bonds	$ -	$ 739,744	$ -	$ 739,744
Corporate bonds	-	3,102,485	-	3,102,485
	$ -	$ 3,842,229	$ -	$ 3,842,229

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2017.

SUPPLEMENTAL INFORMATION

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

CREDITS:	
Member's equity	$ 6,953,533
DEBITS:	
Due from affiliate	189,189
Prepaid expenses and other assets	36,450
Loan receivable	200,000
Interest receivable	32,621
Income tax receivable	61,453
Deferred tax asset	29,918
Furniture and equipment, net	114,407
Deposits	133,318
	797,356
NET CAPITAL BEFORE HAIRCUTS ON SECURITITES	$ 6,156,177
HAIRCUTS ON SECURITIES	280,324
NET CAPITAL	$ 5,875,853
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $467,919 or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	**$ 5,775,853**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.08 to 1**
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and income tax payable	**$ 467,919**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2017

NET CAPITAL PER COMPUTATION	$ 5,875,853
Adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 5,875,853**

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPALIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Miura Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Miura Capital, LLC (a wholly-owned subsidiary of MWM Holdings, S.R.L.) identified the following provisions of 17 C.F.R. §15c3-3(k) under Miura Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Miura Capital, LLC stated that Miura Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. Miura Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Miura Capital, LLC's (a wholly-owned subsidiary of MWM Holdings, S.R.L.) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2018

MIURA CAPITAL, LLC
(FORMERLY MUREX CAPITAL, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2017

Miura Capital, LLC (formerly Murex Capital, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2017 to December 31, 2017 without exception.

____

Miura Capital, LLC

I, Farid A. Velasquez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 28, 2018

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2017, the Company did not hold customers' funds or securities.

[redacted]

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

FINANCIAL STATEMENTS

DECEMBER 31, 2017